Exhibit 99.1

International Royalty Corporation

Consolidated Financial Statements

For the three months ended March 31, 2008

(unaudited, expressed in thousands of U.S. dollars)

International Royalty Corporation

Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	March 31,	December 31,
	2008	2007
Assets
Current assets
Cash and cash equivalents	$16,848	$12,742
Restricted cash	1,220	969
Royalties receivable	8,341	10,309
Prepaid expenses and other current assets	419	173
	26,828	24,193
Royalty interests in mineral properties (note 3)	330,915	333,739
Investments (note 4)	6,802	7,244
Furniture and equipment	109	119
Other long-term assets (note 5)	19,796	19,187
	$384,450	$384,482
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,189	$1,852
Income taxes	9,078	9,854
Future income taxes	6,606	4,850
	16,873	16,556
Senior secured debentures (note 6)	25,629	26,595
Future income taxes	45,057	45,652
	87,559	88,803
Shareholders’ Equity (note 8)
Common shares
Authorized
Unlimited common shares without par value
Issued
78,480,356 (2007 – 78,476,856) common shares	275,464	275,450
Contributed surplus	8,866	8,525
Retained earnings	12,765	11,531
Accumulated other comprehensive income (loss)	(204)	173
	296,891	295,679
	$384,450	$384,482

International Royalty Corporation

Consolidated Statements of Operations

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended
	March 31,
	2008	2007

Royalty revenues	$10,283	$10,178

Expenses
Amortization	3,459	2,124
Business development	352	204
General and administrative	1,752	1,592
Impairment of royalty interests in mineral properties	-	284
Royalty taxes	1,920	1,941

	7,483	6,145

Earnings from operations	2,800	4,033

Other income (expense)
Foreign currency gain	1,080	139
Interest expense (note 9)	(783)	(976)
Interest income	151	79

	448	(758)

Earnings before income taxes	3,248	3,275

Income tax expense (benefit)
Current income tax	(417)	-
Future income tax	1,254	1,110
	837	1,110

Net earnings	2,411	2,165

Basic and diluted earnings per share	$0.03	$0.03

Basic weighted average shares outstanding	78,478,741	62,784,994

Diluted weighted average shares outstanding	79,600,380	64,346,912

International Royalty Corporation

Consolidated Statements of Retained Earnings

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended
	March 31,
	2008	2007

Retained earnings at beginning of period	$11,531	$2,325
Net earnings for the period	2,411	2,165
Dividends	(1,177)	(1,006)

Retained earnings at end of period	$12,765	$3,484

Consolidated Statements of Comprehensive Income

	Three Months Ended
	March 31,
	2008	2007

Net earnings for the period, before comprehensive income	$2,411	$2,165
Unrealized loss on available for sale investments (note 4)	(442)	-
Future tax effect on unrealized loss	65	-

Comprehensive income	$2,034	$2,165

International Royalty Corporation

Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2008	2007

Cash flows provided by operating activities
Net earnings for the period	$2,411	$2,165
Items not affecting cash
Depreciation and amortization	3,468	2,135
Impairment of royalty interest in mineral properties	-	284
Accretion of debenture discount and financing charges	267	242
Future income tax expense	1,254	1,110
Non-cash foreign currency (gain) loss	(1,252)	225
Stock-based compensation expense	342	340
Changes in non-cash working capital
(Increase) decrease in royalties receivable	1,972	(489)
Increase in prepaid expenses and other current assets	(247)	(277)
Increase in other assets	(45)	(29)
Decrease in accounts payable and accrued liabilities	(997)	(740)
Decrease in income taxes payable	(776)	-
	6,397	4,966

Cash flows used in investing activities
Increase in royalty interests in mineral properties (note 3)	(594)	(49,861)
Purchases of furniture and equipment	-	(7)
Restricted cash	(298)	(17)
Other assets	(236)	(8)
	(1,128)	(49,893)

Cash flows provided by (used in) financing activities
Proceeds from unit offering, net of issuance costs	-	35,659
Proceeds from exercise of warrants	-	2,231
Proceeds from exercise of stock options	14	-
Dividends paid	(1,177)	(1,006)
	(1,163)	36,884

Increase (decrease) in cash and cash equivalents	4,106	(8,043)

Cash and cash equivalents - beginning of period	12,742	11,575

Cash and cash equivalents - end of period	$16,848	$3,532

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

March 312008

1

Nature of business and basis of presentation

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004.  It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2007.  In the opinion of management, all adjustments considered necessary for fair presentation have been included.

2

Significant accounting policies

The consolidated financial statements have been prepared using accounting policies generally accepted in Canada (“Canadian GAAP”) for interim reporting and include the accounts of its wholly-owned subsidiaries. The material subsidiaries include IRC (U.S.) Management Inc., Archean Resources Ltd. (“Archean”) and IRC Nevada Inc. All significant inter-company transactions are eliminated on consolidation.

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the fiscal year ended December 31, 2007 and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective for the Company’s first quarter commencing January 1, 2008:

Capital disclosures and financial instruments – disclosures and presentation

The Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”.  Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.  See Notes 10 and 11 for further discussion.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current year financial statement presentation.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

March 312008

3

Royalty interests in mineral properties (net)

	Balance at				Balance
	December 31,				March 31,
(in thousands of US$)	2007	Acquisitions	Impairments	Amortization	2008
Production stage:

Voisey’s Bay	$210,412	$-	$-	$(3,299)	$207,113
Southern Cross	1,348	-	-	(87)	1,261
Williams Mine	928	-	-	(32)	896
Meekatharra	671	-	-	(40)	631
Other	70	-	-	(1)	69
	213,429	-	-	(3,459)	209,970
Development stage:

Pascua	56,513	-	-	-	56,513
Las Cruces	42,144	59	-	-	42,203
Gwalia	3,546	-	-	-	3,546
Belahouro	817	-	-	-	817
Belcourt	10	517	-	-	527
Other	283	-	-	-	283
	103,313	576	-	-	103,889

Exploration /
Feasibility stage:
Pinson	4,086	49	-	-	4,135
Aviat One	2,211	-	-	-	2,211
High Lake	2,007	-	-	-	2,007
Horizon	1,530	-	-	-	1,530
Tarmoola	1,486	-	-	-	1,486
South Laverton	912	-	-	-	912
Gold Hill	660	10	-	-	670
Other	4,105	-	-	-	4,105

	16,997	59	-	-	17,056

	$333,739	$635	$-	$(3,459)	$330,915

2008 Royalty Acquisitions

Belcourt Coal Royalty Interests

In April 2007, the Company agreed to acquire from private parties a royalty on the Belcourt metallurgical coal projects located in north eastern British Columbia.  The acquisition closed in January 2008 for cash consideration of $500,000.  The Belcourt royalty is a 0.103% interest in the Belcourt property, which is a pre-feasibility stage metallurgical coal project.  In addition, the Company has agreed to make an additional $0.8 million payment within 10 days of the announcement of a construction decision on the Belcourt property.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

March 312008

Pending royalty acquisitions

Rio Tinto Australian Royalty Interests

On December 21, 2007, the Company entered into a definitive purchase and sale agreement to acquire 16 mineral royalties from Rio Tinto PLC (“Rio Tinto”), including interests on the near-producing Las Cruces copper and Avebury nickel mines, for $61.5 million in cash, plus a potential contingency payment.  In addition to the royalties on the Las Cruces and Avebury projects, the acquisition includes three feasibility-stage and 11 exploration-stage royalties.

This transaction is scheduled to close in two parts.  The acquisition of the eleven non-Australian royalties of the agreement closed on December 21, 2007.  The acquisition of the five Australian royalties (Avebury, Bell Creek, Melba Flats, Merlin and Westmoreland) (the “Australian Royalties”) will close upon receiving approval from the Australian Foreign Investment Review Board and upon resolution of outstanding rights of first refusal (see below).  On February 26, 2008, the Company received approval from the Australian Foreign Investment Review Board.  In May 2008, all rights of first refusal on the Australian Royalties lapsed and the Company expects to proceed to closing in late May 2008.

The Company paid the full acquisition cost of $61.5 million to Rio Tinto on December 21, 2007.  The total cost allocated to the Australian Royalties of $17.1 million (including acquisition costs) are included in other assets as of March 31, 2008 and December 31, 2007 and will be transferred to royalty interests in mineral properties upon closing.  If for any reason the Australian Royalties do not close, Rio Tinto will return $16.5 million to IRC and the acquisition costs would be charged to operations in the period.

The operator of Avebury and Melba Flats asserts that it is entitled to a right of first refusal on the royalties. The Company believes that this is not the case.  Additionally, if the Las Cruces deposit is shown to contain a suspected deep primary sulphide resource, the Company will make a contingency payment to Rio Tinto of $0.005 for each pound of identified recoverable copper in the sulphide reserve at the commencement of production.

Fawcett

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1.0% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30.  Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”).  The value of the Common Shares has been included in other long-term assets at December 31, 2007 and 2006 and will be transferred to royalty interests in mineral properties upon closing of the transaction.  Should the transaction not close, the cash will revert back to the Company and the shares will be retired.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

March 312008

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside.  On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western.  On March 24, 2006, Western filed a notice to appeal the decision.  On October 23, 2006, Western announced that it was unilaterally discontinuing the appeal but would be taking the position that based on the circumstances in which the 1.0% royalty was entered into, that any payment on the 1.0% royalty over the sum of $500,000 would constitute the payment of interest in excess of 60% and would be illegal under Section 347 of the Criminal Code of Canada.  Accordingly, Western indicated that it would make no payments on the 1.0% royalty over and above $500,000. If correct, this would restrict the payments on that portion of the royalty to be assigned by Fawcett to the Company to $101,500. Fawcett has commenced proceedings challenging this position and seeking a declaration that the 1.0% royalty is not subject to Section 347 of the Criminal Code.

Impairments

During the three months ended March 31, 2008 and 2007, the Company recorded $0 and $284, respectively, of impairments of royalty interests in mineral properties.

4

Investments

Investments consisted of:

	March 31,	December 31,
	2008	2007

Preferred Rocks of Genoa Holding Company, LLC	$6,053	$6,053
Investment in New Horizon Uranium Corporation (“NHU”)	610	1,052
Other	139	139

	$6,802	$7,244

New Horizon Uranium Corporation

The investment in NHU has been classified as available-for-sale and accordingly was initially recorded at fair market value.  The Company recorded an unrealized loss on the investment of $377,000 (net of a tax benefit of $65,000) to comprehensive income during the quarter ended March 31, 2008.  Future changes to the fair market value of the Company’s investment in NHU will be recorded as other comprehensive income, net of taxes, until the Company disposes any of its investment.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

March 312008

5

Other long-term assets

Other assets consisted of:

	March 31,	December 31,
	2008	2007

Consideration and acquisition costs related to the Australian
royalties acquired from Rio Tinto (note 3)	$17,094	$17,058
Deferred amounts relating to pending royalty acquisitions (note 3)	835	835
Note receivable - South American Metals	828	810
Advances to CFT Capital Limited	755	337
Other	284	147

	$19,796	$19,187

6

Senior secured debentures

On February 22, 2005, the Company completed a Unit Offering for gross proceeds of CA$30 million. The Unit Offering consisted of CA$30 million of 5.5% Senior Secured Debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares. The obligations of the Company under the Debentures are collateralized by a general security agreement over all of the assets of the Company relating to the Voisey’s Bay Royalty.

Interest on the Debentures is payable semi-annually, on February 28 and August 31, with the principal of CA$30 million due at maturity in 2011.  Interest paid by the Company for the three months ended March 31, 2008 and 2007 was approximately $1,459,000 and $721,000, respectively.

The proceeds received from the Debentures were reduced by the fair value of the Common Shares issued of $4.9 million. Details of the balance are as follows:

	March 31, 2008		December 31, 2007
	CA	US	CA	US
Senior Secured Debentures payable	$30,000	$29,349	$30,000	$30,582
Unaccreted discount	(2,842)	(2,780)	(3,667)	(2,979)
Unaccreted financing charges	(961)	(940)	(1,240)	(1,008)
	$26,197	$25,629	$25,093	$26,595

The Company’s contractual obligation for future principal payments is one lump sum payment of $29,349,000 (CA$30,000,000) to be made on February 22, 2011. The obligation is denominated in CA$.  The Debentures as of March 31, 2008 were converted to US$ equivalents using an exchange rate of CA$1.00 to US$0.97830, the exchange rate as of March 31, 2008.  The Debentures as of December 31, 2007 were converted to US$ equivalents using an exchange rate of CA$1.00 to US$1.01940, the exchange rate as of December 31, 2007.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

March 312008

7

Income taxes

Income tax expense varied from the amount that would be computed by applying the combined federal and provincial income tax rate of 29.50% (32.12% in 2007) to loss before income taxes as follows:

	Three months ended March 31,
	2008	2007

Earnings before income taxes	$3,248	$3,275

Expected income tax expense	958	1,052
Tax effect of:
Stock-based compensation	101	109
Foreign currency	(319)	(45)
Resource adjustment	-	-
Other	97	(7)

Actual income tax expense	$837	$1,110

8

Shareholders’ equity

Common Shares issued and outstanding were as follows tax impact of share issuance costs:

(in thousands of US$)	Shares	Amount
Balance at December 31, 2007	78,476,856	$275,450
Exercise of stock options	3,500	14
Balance at March 31, 2008	78,480,356	$275,464

Activity in contributed surplus was as follows:

(in thousands of US$)	Amount

Balance at December 31, 2007	$8,525
Exercise of stock options	(1)
Stock-based compensation expense	342

Balance at March 31, 2008	$8,866

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

March 312008

Activity in accumulated other comprehensive income (loss) was as follows:

(in thousands of US$)	Amount
Balance at December 31, 2007	$173
Comprehensive loss	(377)
Balance at March 31, 2008	$(204)

A summary of accumulated other comprehensive income (loss) and retained earnings was as follows:

	March 31,	December 31,
	2008	2007

Unrealized gain (loss) on available for sale investments	$(442)	$203
Future tax effect on unrealized gains	65	(30)

Total other comprehensive income (loss)	(377)	173
Accumulated other comprehensive income – beginning of
period	173	-
Retained earnings	12,765	11,531

	$12,561	$11,704

Stock options

During the three months ended March 31, 2008, the Company granted 125,000 stock options valued at approximately $250,000.  The Company uses the fair value based method of accounting for all stock-based compensation awards using the Black-Scholes Option Pricing Model with an assumed risk free interest rate of 4.0%, expected price volatility of the Company’s common shares of 46.5% and an estimated life of 3.5 years.

The Company recognized stock-based compensation expense of approximately $342,000 and $340,000 for the three months ended March 31, 2008 and 2007, respectively, which is recorded in general and administrative expenses.

During the three months ended March 31, 2008, the Company received proceeds from the exercise of 3,500 stock options totalling $14,000.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

March 312008

9

Financial instruments

Fair value

The fair values of the Company’s restricted cash, royalty receivables and accounts payable and accrued liabilities approximate the carrying amounts due to the short maturities of these instruments. The fair value of the Debentures as of March 31, 2008 and December 31, 2007 was approximately $27.4 million and $28.4 million, respectively.

Interest expense

Details of interest expense were as follows:

(in thousands of US$)	Three Months Ended
	March 31,
	2008	2007

Accretion of debenture discount and financing charges	$301	$242
Cash interest expense	413	393
Commitment and standby fees	69	341

	$783	$976

10

Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its royalty interests in mineral properties portfolio, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity, senior secured debentures and investments.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

March 312008

The Company expects its current capital resources will be sufficient to carry its business development plans and operations through its current operating period.

The Company maintains a Revolving Credit Facility in order to provide additional liquidity.  The Company was in compliance with all required financial ratios as of March 31, 2008 and December 31, 2007.

11

Management of financial risk

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in various countries throughout the world and revenues and expenses are incurred in foreign currencies such as Canadian dollars, Australian dollars and Euros.  A significant change in currency exchange rates could have a significant impact on the Company’s results of operations, financial position or cash flows.    The Company’s senior secured debentures are denominated in Canadian dollars which exposes the Company to fluctuations in foreign currency rates. The Company has not hedged its exposure to currency fluctuations; however, bank accounts are maintained in the local currency of several countries in order to minimize the currency exchange rate fluctuations.

Credit risk

Credit risk is the risk that a contracting party will not complete its obligations under a financial instrument and cause the Company to incur a financial loss.

The Company’s cash and cash equivalents are held through large Canadian financial institutions.

The Company’s royalties receivable consist primarily of royalty payments due in accordance with contract agreements with large international mining companies. The Company continually monitors the public filings and websites in order to ensure the financial position of the mining companies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 11 to the unaudited consolidated financial statements.

Accounts payable and accrued liabilities are due within the current operating period.

The Company’s Senior Secured Debentures are due in one lump sum payment on February 22, 2011.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

March 312008

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the investments included in cash and cash equivalents is limited because these investments, although available for sale, are generally held to maturity.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices.  The Company closely monitors commodity prices to determine the appropriate course of action, if any, to be taken by the Company.

10